Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park
Wellesley Hills, MA 02481

May 20, 2011

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-8629

Re:  Sun Life (N.Y.) Variable Account D (“Registrant”)(CIK 0000791683)
        Sun Life Insurance and Annuity Company of New York (“Depositor”)
        Post-Effective Amendment No. 9 to the Registration Statement on Form N-6
        File Nos. 811-04633 and 333-144626
        ACCESSION NUMBER:  0000791683-11-000017

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), Registrant and Depositor hereby request withdrawal of the above-captioned Post-Effective Amendment, which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on May 16, 2011.

The purpose of the Post-Effective Amendment was to increase the maximum guaranteed cost of insurance charge for variable universal life insurance policies offered pursuant to the above-captioned Registration Statement.  The Registrant and Depositor have determined that these modifications to the existing Registration Statement would be more appropriately made in a new registration statement.  Accordingly, Registrant and Depositor respectfully request that the Commission grant this withdrawal request, effective May 20, 2011, or as soon as practicable thereafter.

In making this request for withdrawal, Registrant and Depositor confirm that:

1.	the Post-Effective Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Post-Effective Amendment; and

3.	no information contained in the Post-Effective Amendment has been distributed.

Respectfully submitted,

/s/ Susan J. Lazzo

Susan J. Lazzo
Assistant Vice President and Senior Counsel